Lunchwale Pitch 2m.23 sec mp4.

00:00:00

Busy with daily office work, haven't yet planned for lunch. No worries. Presenting lunchwale corporate lunch. Pre-set meals, veggie and non veg for four ninety nine with free delivery to order sign in and just text two letters, one V for one veggie meal or one N for one non veggie meal before 10 a.m. to 4, 2, 4, 5, 2, 3, 9000. Your lunch is on its way to your office. For more details, visit. lunchwale.co

The best part is we cook or run kitchens!

"When the PRICE is Unbelievable and unbeatable,

QUALITY is Great, QUANTITY is terrific, chances are SUCCESS will Chase YOU"

How would you know if Success is chasing you?

Customers will go out of the way to buy your product!

Almost all of Lunchwale Customers pay 500% Advance Payment upfront to buy lunch!

see how your business compares with Insight*TM

94 Congrats! you're one of the top performing sites.

overview last 30 days.

2784 page views, 400 orders, $9069.24 store sales.

Here's Why?

Lunchwale provides corporate lunch service

just for $4.99 per meal comprising of 7 items:

One portion of Steamed RiceOne portion of Flavoured Rice One Chapati (Indian Bread)One Veggie CurryOne Fry ItemOne Chicken Curry or Dal (Lentil)One Sweet Dessert to go with.that's not all and...FREE DELIVERY!

The Best partNearly ZERO fixed costs!

yes, you heard it right! ZERO fixed cost!

How?

Because we don't cook or run kitchens,

we outsource food

eliminating ALL the messy expenses like Bank Loans, Interest, Huge Rentals, Salaries, Wages, Power, Sewerage bills, Wastage cost, Operating Expenses.

Fact check:

2 full years in operations

2019 up by over 200%

Customer Base: 1000+ and counting on a daily basis.

Great opportunity to scaple up to other cuisines in future like American, Mexican, Italian, Chinese, etc.,

Lunchwale Philanthrophy

Lunchwale feeds 3000 meals per annum orphan & hungry people in America since 2018.

Lunchwale *R

Corporate Lunch at Your Doorstep.

Business Hours

Mon - Fri 10 AM to 1.15 PM

Let's grow together!

Thank you.